UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                        FORM 12b-25

                 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:0-20554      CUSIP NUMBER:267919207

Check One:[X]Form 10-KSB[ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                For Period Ended: August 31, 1996

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:___________________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION

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Full Name of Registrant
Dynacq International, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
10304 Interstate 10 East, Suite 369, Houston, Texas 77029
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has beeen attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company's chief financial officer has devoted substantial time and effort in the past few months to conducting financial due diligence of other entities for possible acquisition or management on behalf of the Company and requires additional time to complete preparation of the Company's fiscal year end report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    (Name) Philip Chan  (Area Code) 713  (Telephone Number) 673-6432

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
    30 of the Investment Company Act of 1940 during the
    preceding 12 months (or for such shorter) period that the
    registrant was required to file such reports) been filed? If
    answer is no, identify report(s).                            [X] Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
    included in the subject report or portion thereof?           [X] Yes [ ]No

    If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Net Income of about $500,000 is anticipated for the current fiscal year, which represents a $436,019 or 47% decrease from Net Income of $936,019 for the last fiscal year.

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(Name of Registrant as Specified in Charter) Dynacq International, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 29, 1996         By Philip Chan

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 15 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of this form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.